UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-32248

GRAMERCY PROPERTY TRUST INC.

(Exact name of registrant as specified in its charter)

521 5th Avenue, 30th Floor

New York, New York 10175

(212) 297-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

7.125% Series B Cumulative Redeemable Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share	0
7.125% Series B Cumulative Redeemable Preferred Stock	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Columbus Merger Sub, LLC, as successor by merger to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 30, 2015

COLUMBUS MERGER SUB, LLC

		By:	/s/ Jon W. Clark
			Name:	Jon W. Clark
			Title:	Chief Financial Officer, Chief Accounting Officer & Treasurer